N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER
8-44285

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **N.B. ZOULLAS SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE PENN PLAZA; SUITE 2005

(No. and Street)

NEW YORK   **NY**   **10119**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LESLIE SEINFELD   **(212) 350-5312**   seinfeld@bloomberg.net

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE LLP

(Name – if individual, state last, first, and middle name)

485 LEXINGTON AVENUE   NEW YORK   **NY**   **10017**

(Address)   (City)   (State)   (Zip Code)

SEPTEMBER 23, 2003   **173**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIANE FERNANDEZ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.B. ZOULLAS SECURITIES _____, as of DECEMBER 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Diane Fernandez

Title:

CO-PRESIDENT

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of N.B. Zoullas Securities, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
February 13, 2026

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	3,406,888
Restricted cash		61,709
Deposit with clearing broker		400,000
Receivables from clearing broker		115,301
Securities owned, at fair value		87,417
Property and equipment, at cost less		
accumulated depreciation of $44,130		439,174
Prepaid taxes and expenses		30,614
Total assets	$	4,541,103
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	70,082
Operating lease liability		406,729
Total liabilities		476,811
Stockholders' equity		
Common stock, $1 par value; 200 shares authorized,		
100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		3,894,292
Total stockholders' equity		4,064,292
Total liabilities and stockholders' equity	$	4,541,103

The accompanying notes are an integral part of this financial statement.

1.   **Organization**

N.B. Zoullas Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which carries and maintains the accounts of the Company's customers on a fully disclosed basis. The Company has claimed an exemption pursuant to SEC Rule 15c3-3 (the "Customer Protection Rule") under section (k)(2)(ii) for the portion of its business activities cleared through the clearing broker. Regarding its remaining business activities, the Company does not seek an exemption from the Customer Protection Rule. Instead, it restricts its operations to those outlined in Footnote 74 of SEC Release No.34-70073. The Company transacts its business with customers worldwide.

2.   **Summary of Significant Accounting Policies**

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned consist of securities held as an investment in the proprietary accounts of the Company and recorded on the trade date, as if they have settled. Profits or loss resulting from these transactions are also recorded on a trade date basis and reflected in trading income. Securities positions are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurement.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Operating lease right-of-use assets are also included in property and equipment.

Income Taxes

The Company has elected to be treated as a S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to Federal tax authorities. In addition, while the Company has elected S Corporation status for New York State tax purposes, it also elected in 2025 to be taxed by New York State on state income tax imposed on the Company as a pass-through entity. New York State assesses this pass-through tax on the Company and allows the Company's shareholders to claim credit with respect to their pro rata share in the Company's income tax payment. Since the income tax benefits associated with this pass-through tax exclusively benefit the shareholders, each shareholder's proportionate share of the pass-through tax is

recognized as a dividend to that shareholder. The Company is also registered to do business with the State of New Jersey Treasury – Division of Taxation. The Company expects to pay only a minimum tax as it does not anticipate apportioning any income to New Jersey jurisdiction. The Company is taxed at regular corporate tax rate of the City of New York as New York City does not recognize S Corporation status.

The Company has adopted authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2025, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to Federal, state, and local income tax examinations by tax authorities for years before 2022.

Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents ("Cash") consist of deposits with banks and all highly liquid investments with maturities of three months or less at the acquisition date, that are not segregated and/or deposited for regulatory purposes. Restricted cash consists of cash restricted to satisfy certain collateral requirements under the Company's lease commitments with its landlord.

Receivables from Clearing Broker
Receivables from clearing broker consist of commission and trading income receivables due from the Company's clearing broker as well as cash held in proprietary accounts held with the clearing broker. Management has determined that the receivables are fully collectible as of December 31, 2025.

Allowance for Credit Losses – Current Expected Credit Loss (CECL) Methodology
The Company measures its expected credit losses under the CECL methodology applicable to financial assets at amortized cost, including commission receivables; due from clearing brokers; and short-term U.S. Treasury securities that are held-to-maturity debt securities. This also covers off-balance sheet credit exposures, such as loan commitments, standby letters of credit, financial guarantees, and similar instruments not classified as insurance. Due to the short-term nature of the assets; the current capital market conditions; and the historical collectability of these assets without losses from the clearing broker and/or the U.S. government, management does not expect any credit losses and therefore no allowance for credit losses has been established for any of its financial assets not carried at fair value.

Recently Effective Accounting Standard

The Company has adopted FASB ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, effective on January 1, 2025. Under ASU 2023-09 the Company is required, when deemed material, to make additional disclosures on income taxes paid, including by jurisdiction, in addition to making other relevant income tax disclosures. Due to the Company operating in a single line of business operating domestically in only one local tax jurisdiction; and its elections as a S Corporation (see above), the adoption of ASU 2023-09 did not have a material impact on the Company's financial statements.

3.   Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the Statement of Financial Condition to sum of such amounts as shown in the Statement of Cash Flows for the year ended December 31, 2025:

Cash and cash equivalents ("Cash")	$3,406,888
Restricted cash	61,709
Total cash and restricted cash as shown on the Statement of Cash Flows	$3,468,597

Cash and cash equivalents consist of cash and money market balances held in banks totaling $605,022; a non-negotiable certificate of deposit held at a bank of $1,054,247 and a United States (U.S.) Treasury Bill maturing in the first three months of 2026, of $1,747,619. The restricted cash consists of a certificate of deposit that secures a letter of credit issued in favor of the landlord in connection with the lease commitment to the landlord for office space. Such restriction shall lapse once the Company has fulfilled all its obligations under the lease agreement with its landlord.

4.   Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.   Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted process included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, liquidity of markets, and other characteristics to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques and Inputs
When determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation technique used by the Company to determine fair value of its securities owned is a market approach.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued at quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.
Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. Accordingly, the equity security owned is categorized in Level 1 of the fair value hierarchy.

The Company did not hold any securities categorized in Level 2 or Level 3 of the fair value hierarchy at any time during 2025.

The following table presents information about the Company's securities held measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Included in cash and cash equivalents				
U.S. Government Securities maturing				
in less than three months	$ 1,747,619	$ -0-	$ -0-	$ 1,747,619
Included in Securities owned				
Equity – Common Stock	87,417	-0-	-0-	87,417
Total	$ 1,835,036	$ -0-	$ -0-	$ 1,835,036

5. Deposit with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $400,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash.

6. Receivables from Clearing Broker

Amounts receivable from the Company's clearing broker on December 31, 2025, consist of the following:

Commissions due from clearing broker	$ 108,797
Cash held in proprietary accounts at the clearing broker	6,504
Total	$ 115,301

7. Leases

The Company leases its office premises and considers this lease to be an operating lease. The Company has implemented ASC Topic 842 under a modified retrospective approach in which no adjustments have been made to the prior year balances. The lease is collateralized by a $61,709 letter of credit in favor of the landlord. On June 1, 2025, the Company extended its lease with the landlord until September 30, 2027. The Company considers this extension to be a modification of its existing lease and has remeasured its lease liability and right-of-use (ROU) asset.

The following table presents the operating lease costs and additional information for the year ending December 31, 2025:

Cash paid for amounts included in the
   Measurement of lease liabilities:
      Operating cash flows from operating leases $ 215,124

The following table presents the breakout of the operating lease as of December 31, 2025:

Operating lease right-of-use asset, included in
  Property and equipment in the statement of
  financial condition $ 433,254

Total operating lease liability $ 406,729

Weighted average remaining lease term   1.8 years

Weighted average discount rate   4.75 %

Future minimum annual rental payments under the lease are as follows:

Year ending December 31,	
2026	$ 233,281
2027	192,369
	425,650
Less: imputed interest	18,921
Total operating lease liability	$ 406,729

8.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $3,922,923, which exceeded the required minimum net capital of $5,000 by $3,917,923. Aggregate indebtedness on December 31, 2025, totaled $70,082. The ratio of aggregate indebtedness to net capital was 0.0179 to 1.

9. **Off-Balance Sheet Risk and Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank more than Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000. On December 31, 2025, the exceeded balance not insured by the FDIC is approximately $2,323,300.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC") or FDIC. Net equity positions at the clearing broker more than SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

10. **Commitments, Contingencies, Arbitrations and Other Claims**

The Company, as the introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. The Company remains continently liable for its customers' transactions and has agreed, under certain circumstances, to indemnify the clearing broker for any losses it may sustain from customer accounts introduced by the Company. As of December 31, 2025, there were no customer balances maintained by the clearing broker that would require the Company to accrue a liability under such indemnification provisions.

The Company is also subject to legal proceedings, arbitrations and other claims that may arise in the ordinary course of business. As of December 31, 2025, the Company had no matters requiring a liability accrual. Additionally, the Company may be a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, there are no matters that are expected to have a material adverse effect on the financial condition of the Company.

11.   **Subsequent Events**

The Company has evaluated its subsequent events and transactions occurring after December 31, 2025, through February 13, 2026, the date that the financial statements were available to be issued.